RNS Director/PDMR Shareholding DIRECTOR/PDMR SHAREHOLDING UNILEVER PLC Released 09:50:27 10 December 2024 RNS Number : 5156P Unilever PLC 10 December 2024 Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Heiko Schipper 2 Reason for the notification a) Position/status Business Group President, Nutrition (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 182.32081 PLC EUR Dividend equivalents were accrued on unvested Transition share awards c) Currency EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) €55.82 182.32081 e) Aggregated information - Volume - Total 182.32081 €10,177.15 f) Date of the transaction 6 December 2024 g) Place of the transaction Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Mairéad Nayager 2 Reason for the notification a) Position/status Chief People Officer (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 172.08041 PLC Dividend equivalents were accrued on unvested Transition share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.26 172.08041 e) Aggregated information - Volume - Total 172.08041 £7,960.44 f) Date of the transaction 6 December 2024 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fabian Garcia 2 Reason for the notification a) Position/status Business Group President, Personal Care (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 190.72600 PLC ADR Dividend equivalents were accrued on unvested Transition share awards • 411.69900 PLC ADR Dividend equivalents were accrued on unvested PSP share awards c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $59.04 602.42500 e) Aggregated information - Volume - Total 602.42500 $35,567.17 f) Date of the transaction 6 December 2024 g) Place of the transaction New York Stock Exchange - XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Peter ter Kulve 2 Reason for the notification a) Position/status Business Group President, Ice Cream (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 71.01095 PLC EUR Dividend equivalents were accrued on unvested Transition share awards • 105.00329 PLC EUR Dividend equivalents were accrued on unvested PSP share awards • 271.42130 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency EUR - Euros GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) €55.82 176.01424 £46.26 271.42130 e) Aggregated information - Volume - Total 271.42130 / 176.01424 £12,555.95 / €9,825.11 f) Date of the transaction 6 December 2024 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status Chief Business Operations and Supply Chain Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Unilever PLC ordinary 3 1/9 pence shares

Identification code GB00B10RZP78 b) Nature of the transaction • 292.80483 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.26 292.80483 e) Aggregated information - Volume - Total 292.80483 £13,545.15 f) Date of the transaction 6 December 2024 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Rohit Jawa 2 Reason for the notification a) Position/status Managing Director and CEO, Hindustan Unilever Limited and President, Unilever South Asia (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 208.16828 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.26 208.16828 e) Aggregated information - Volume - Total 208.16828 £9,629.86 f) Date of the transaction 6 December 2024 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Maria Varsellona 2 Reason for the notification a) Position/status Chief Legal Officer and Group Secretary (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 329.92573 PLC Dividend equivalents were accrued on unvested PSP share awards • 198.53046 PLC Dividend equivalents were accrued on unvested Transition share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.26 528.45619 e) Aggregated information - Volume - Total 528.45619 £24,446.38 f) Date of the transaction 6 December 2024 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Fernando Fernandez 2 Reason for the notification a) Position/status Chief Financial Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 545.25144 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.26 545.25144 e) Aggregated information - Volume - Total 545.25144 £25,223.33 f) Date of the transaction 6 December 2024 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Hein Schumacher 2 Reason for the notification a) Position/status Chief Executive Officer (Director) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 1226.80821 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.26 1226.80821 e) Aggregated information - Volume - Total 1226.80821 £56,752.15 f) Date of the transaction 6 December 2024 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Richard Slater 2 Reason for the notification a) Position/status Chief Research & Development Officer (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 281.30470 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.26 281.30470

e) Aggregated information - Volume - Total 281.30470 £13,013.16 f) Date of the transaction 6 December 2024 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Esi Bracey 2 Reason for the notification a) Position/status Chief Growth and Marketing Officer (a member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 293.87300 PLC ADR Dividend equivalents were accrued on unvested PSP share awards • 220.08700 PLC ADR Dividend equivalents were accrued on unvested Transition share awards c) Currency USD - United States Dollar d) Price(s) and volume(s) Price(s) Volume(s) $59.04 513.96000 e) Aggregated information - Volume - Total 513.96000 $30,344.20 f) Date of the transaction 6 December 2024 g) Place of the transaction New York Stock Exchange - XNYS Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Eduardo Campanella 2 Reason for the notification a) Position/status Business Group President, Home Care (member of Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 139.88706 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.26 139.88706 e) Aggregated information - Volume - Total 139.88706 £6,471.18 f) Date of the transaction 6 December 2024 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Priya Nair 2 Reason for the notification a) Position/status Business Group President, Beauty & Wellbeing (a member of the Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 154.97633 PLC Dividend equivalents were accrued on unvested PSP share awards c) Currency GBP - British Pound d) Price(s) and volume(s) Price(s) Volume(s) £46.26 154.97633 e) Aggregated information - Volume - Total 154.97633 £7,169.21 f) Date of the transaction 6 December 2024 g) Place of the transaction London Stock Exchange - XLON This information is provided by RNS, the news service of the London Stock Exchange. 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